Exhibit 4

The name, business address and present principal occupation of each of the executive officers and persons controlling Cascade Investment, L.L.C. are set forth below.  Each of these persons is a United States citizen.

Name (Business Address)	Position with Reporting Person	Principal Occupation
Michael Larson (2365 Carillon Point Kirkland, WA 98033)	Manager (and executive officer)	Same
William H. Gates III (One Microsoft Way Redmond, WA 98052)	Member (and controlling person)	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052